UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 28, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DynaVox Inc.

Full name of Registrant

N/A

Former name if Applicable

2100 Wharton Street, Suite 400

Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania 15203

City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a).	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b).

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c).	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the Registrant has been in default under its 2008 Credit Facility, as amended, since April 2013. DynaVox Inc. has, since then, engaged in ongoing discussions with the lenders and hired an international firm providing financial advisory and strategy consulting services to advise the Registrant on strategic alternatives, including identifying and evaluating potential business combination transactions and refinancing structures. As a result, DynaVox Inc.’s staff and resources have been substantially committed to the renegotiation of its debt and the search for strategic alternatives. This has had an adverse impact on the Registrant’s ability to timely complete its annual report on Form 10-K for the fiscal year ended June 28, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raymond Merk	(412)	209-6545
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐ If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant, at this time, cannot determine the change in its results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statement to be included in the subject report. The Registrant is not currently able to reasonably estimate the changes in its results of operations because the registrant has not finished the preparation of its financial statements for the fiscal year ended June 28, 2013 and the audit of such financial statements has not been completed. DynaVox Inc. anticipates that the independent registered public accounting firm’s report on the financial statements for the year ended June 28, 2013 will include an explanatory paragraph concerning conditions that raise substantial doubt about the registrant’s ability to continue as a going concern. There is no guarantee that DynaVox Inc. will be able to continue to operate its business.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

DynaVox Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 26, 2013	By:	/s/ Michelle Wilver

Michelle Wilver Chief Executive Officer